UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,573,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,573,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,573,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.82%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 57,100,174 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 27,563,898 Shares expected to be outstanding as of immediately following the closing of the Offering (which is inclusive of all 18,054,791 Shares issued to Humanitario on November 14, 2023 in respect of the Notes Conversion (without giving effect to the conversion or exercise of any other outstanding securities of the Company or to additional Shares to be issued following the Stockholder Approval in respect of the Notes Conversion (each as defined below)), as disclosed by the Company in the Final Prospectus (Registration No. 333-273029) filed with the SEC on November 13, 2023 (the “November 2023 Prospectus”), (ii) an aggregate of 25,091,830 Shares underlying the Keep Well Warrants issued to Acuitas (including the Conversion Warrant (as defined below) issued to Acuitas on November 14, 2023 upon the Notes Conversion), representing the sum of (1) 7,037,039 Shares underlying the Keep Well Warrants previously issued to Acuitas prior to the Notes Conversion and (2) 18,054,791 Shares underlying the Conversion Warrant prior to the Stockholder Approval pursuant to the Fifth Amendment (without giving effect to any increase in the number of Shares subject thereto following the Stockholder Approval), (iii) 2,222,223 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note prior to the Stockholder Approval (assuming a conversion price equal to $0.90 per share prior to the Stockholder Approval, and without giving effect to the reduction of the conversion price upon the effectiveness of the Stockholder Approval), and (iv) 2,222,223 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note prior to the Stockholder Approval (assuming (1) a conversion price equal to $0.90 per share and (2) any accrued interest on the Surviving Note is paid in cash), as described in more detail in Item 4 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,573,056
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,573,056
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,573,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.82%[2]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 57,100,174 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 27,563,898 Shares expected to be outstanding as of immediately following the closing of the Offering (which is inclusive of all 18,054,791 Shares issued to Humanitario on November 14, 2023 in respect of the Notes Conversion (without giving effect to the conversion or exercise of any other outstanding securities of the Company or to additional Shares to be issued following the Stockholder Approval in respect of the Notes Conversion)), as disclosed by the Company in the November 2023 Prospectus, (ii) an aggregate of 25,091,830 Shares underlying the Keep Well Warrants issued to Acuitas (including the Conversion Warrant issued to Acuitas on November 14, 2023 upon the Notes Conversion), representing the sum of (1) 7,037,039 Shares underlying the Keep Well Warrants previously issued to Acuitas prior to the Notes Conversion and (2) 18,054,791 Shares underlying the Conversion Warrant prior to the Stockholder Approval pursuant to the Fifth Amendment (without giving effect to any increase in the number of Shares subject thereto following the Stockholder Approval), (iii) 2,222,223 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note prior to the Stockholder Approval (assuming a conversion price equal to $0.90 per share prior to the Stockholder Approval, and without giving effect to the reduction of the conversion price upon the effectiveness of the Stockholder Approval), and (iv) 2,222,223 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note prior to the Stockholder Approval (assuming (1) a conversion price equal to $0.90 per share and (2) any accrued interest on the Surviving Note is paid in cash), as described in more detail in Item 4 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 4 of 5 Pages

AMENDMENT NO. 20 TO SCHEDULE 13D

This Amendment No. 20 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, Amendment No. 16 to Schedule 13D filed on March 7, 2023, Amendment No. 17 to Schedule 13D filed on March 8, 2023, Amendment No. 18 to Schedule 13D filed on June 27, 2023 and Amendment No. 19 to Schedule 13D filed on November 2, 2023 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of Ontrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 below, which information is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“As previously disclosed, on October 31, 2023, Acuitas Capital LLC, an entity wholly owned by Acuitas (“Acuitas Capital”), the Company, certain of the Company’s subsidiaries and U.S. Bank Trust Company, National Association, entered into the Fifth Amendment (the “Fifth Amendment”) to the Master Note Purchase Agreement, dated as of April 15, 2022, as amended by that certain First Amendment made as of August 12, 2022, that certain Second Amendment made as of November 19, 2022, that certain Third Amendment made as of December 30, 2022 and that certain Fourth Amendment made as of June 23, 2023 (as amended through and including the Fifth Amendment, the “Existing Keep Well Agreement”, and as modified by the November 9 Agreement (as defined below), the “Keep Well Agreement”).

On November 9, 2023, the Company and Acuitas Capital entered into a letter agreement (the “November 9 Agreement”) under which the minimum amount to be raised in an equity financing for such financing to constitute a “Qualified Financing” (as such term is defined in the Keep Well Agreement) was reduced from $8.0 million to $6.0 million. The foregoing summary of the November 9 Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the November 9 Agreement, which is attached hereto as Exhibit 99.24 and incorporated by reference herein.

On November 14, 2023, the Company closed its previously announced public offering (the “Offering”) of Shares and warrants to purchase Shares at a combined public offering price of $0.60 per Share and accompanying warrants (the “Public Offering Price”), as disclosed by the Company in its current report on Form 8-K filed with the SEC on November 15, 2023.

Notes Conversion. In accordance with the Fifth Amendment, on November 14, 2023 and before the closing of the Offering, the Company issued 18,054,791 Shares to Humanitario Capital LLC, an entity wholly owned by Acuitas (“Humanitario”), upon the conversion of the aggregate principal amount of all the outstanding senior secured convertible notes (the “Keep Well Notes”) previously issued by the Company to Acuitas Capital under the Keep Well Agreement, plus all accrued and unpaid interest thereon, minus $7.0 million (the “Notes Conversion”). The Notes Conversion was effected in accordance with the terms (including the conversion price) of the Keep Well Agreement and the Keep Well Notes. On November 14, 2023, in connection with the Notes Conversion, and in accordance with the Keep Well Agreement, the Company issued to Acuitas a warrant, in the form attached to the Keep Well Agreement, to purchase up to 18,054,791 Shares with an exercise price of $0.90 per share (the “Conversion Warrant”), which was the conversion price of the Keep Well Notes converted in the Notes Conversion.

Because the Public Offering Price was less than the conversion price at which the Keep Well Notes were converted in the Notes Conversion, upon the effectiveness of the Stockholder Approval (as defined below): (1) the Company will issue to Acuitas Capital (or its designee) additional Shares such that the total number of Shares issued in respect of the Notes Conversion plus such additional Shares will equal the number of shares the Company would have issued in respect of the Notes Conversion if the Keep Well Notes converted therein were converted at a conversion price equal to the Public Offering Price; and (2) the exercise price of the Conversion Warrant will be reduced to $0.60 per share (i.e., the Public Offering Price), and the number of Shares subject to the Conversion Warrant will be increased to the number of Shares that would have been subject to the Conversion Warrant if the Keep Well Notes converted in the Notes Conversion were converted at a conversion price equal to the Public Offering Price. Accordingly, upon the effectiveness of the Stockholder Approval, the Company will issue an additional 9,027,395 Shares to Acuitas Capital (or its designee) in respect of the Notes Conversion, the exercise price of the Conversion Warrant will be reduced to $0.60 per share, subject to further adjustment as set forth therein, and the number of Shares subject to the Conversion Warrant will be increased by 9,027,395 (collectively, the “Notes Conversion Modifications”).

Private Placement. In accordance with the terms of the Fifth Amendment, on November 14, 2023, concurrent with the closing of the Offering, the Company issued to Humanitario in a private placement (the “Private Placement”) an unregistered pre-funded warrant to purchase up to 18,333,333 Shares (the “Private Placement Pre-Funded Warrant”) and an unregistered warrant to purchase up to 36,666,666 Shares (the “Private Placement Warrant” and, together with the Private Placement Pre-Funded Warrant, the “Private Placement Securities”), for total consideration of $11.0 million. The consideration for the Private Placement Securities purchased by Humanitario consisted of (a) the $6.0 million Acuitas Capital previously delivered to the Company in June 2023 and September 2023 in accordance with the Keep Well Agreement and (b) a reduction of the aggregate amounts outstanding under the Keep Well Notes (after giving effect to the Notes Conversion) to $2.0 million (the Keep Well Note evidencing such $2.0 million, the “Surviving Note”). Each Private Placement Pre-Funded Warrant was sold with two Private Placement Warrants, with each Private Placement Warrant exercisable for one Share.

The following is a summary of the material terms of the Private Placement Securities. The following summary is not complete and is subject to, and qualified in its entirety by, the full terms of the Private Placement Securities, copies of which are attached hereto as Exhibits 99.25 and 99.26 and incorporated by reference herein.

Exercisability and Term. The exercisability of the Private Placement Securities is subject to the Stockholder Approval. Upon the effectiveness of the Stockholder Approval, (a) the Private Placement Pre-Funded Warrant may be exercised at any time until exercised in full, and (b) the Private Placement Warrant may be exercised through the fifth anniversary of the date of the effectiveness of the Stockholder Approval. The Private Placement Securities may be exercised on a cashless basis.

Exercise Price. The exercise price of the Private Placement Pre-Funded Warrant is $0.0001 per share, subject to customary adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Company’s common stock. The exercise price of the Private Placement Warrant is $0.85 per share, subject to adjustment as further described below.

In addition to customary adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Company’s common stock, the exercise price of the Private Placement Warrant and the number of Shares issuable upon exercise thereof are subject to adjustment upon the occurrence of the events described below (collectively, the “Warrant Adjustment Provisions”).

•	Adjustment at the Later of the 2.5 Year Mark and Stockholder Approval. At the later of (a) May 14, 2026, the two and a half year anniversary of the date the Private Placement Warrant was issued and (b) the date that Stockholder Approval is obtained and deemed effective (the later of (a) and (b), the “Trigger Date”), the exercise price of the Private Placement Warrant will be reduced to the greater of (i) $0.1584 per share, which was 20% of the last closing bid price of the Company’s common stock before the Company entered into the securities purchase agreement with the investors in the Offering and (ii) the lesser of (x) the then exercise price and (y) the lowest volume weighted average price of the Company’s common stock on any trading day during the five trading day period immediately before the Trigger Date.

•	Alternative Exercise Price Following Certain Issuances. If the Company issues or sells, or enters into any agreement to issue or sell, any common stock, common stock equivalents, or rights, warrants or options to purchase shares of the Company’s capital stock or common stock equivalents that are issuable or convertible into or exchangeable or exercisable for Shares at a price which varies or may vary with the market price of the Company’s common stock (excluding customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events), the holder will have the right, in its sole discretion, to substitute the variable price for the exercise price of the Private Placement Warrant.

•	Adjustment for Stock Combination Events. In the event of stock dividends, stock splits, reorganizations or similar events affecting the Company’s common stock (a “Stock Combination Event”), if the Event Market Price (as defined below) is less than the exercise price of the Private Placement Warrant then in effect (after giving effect to customary adjustments thereto as a result of the event), then on the 16th trading day immediately following the Stock Combination Event, the exercise price of the Private Placement Warrant will be reduced to the Event Market Price. “Event Market Price” means, with respect to any Stock Combination Event, the quotient determined by dividing (x) the sum of the volume weighted average price of the Company’s common stock for each of the five lowest trading days during the 20 consecutive trading day period ending and including the trading day immediately preceding the 16th trading day after the date of such Stock Combination Event, by (y) five.

•	Adjustment Upon Restricted Investor Subsequent Placement. If at any time prior to the three and a half year anniversary of the date the Private Placement Warrant is exercisable, the Company (1) grants, issues or sells (or enters into any agreement to grant, issue or sell) any Shares, non-convertible indebtedness and/or common stock equivalents to Acuitas Capital or its affiliates that results in a reduction of the exercise price in accordance with the terms of the Private Placement Warrant or (2) consummates (or enters into any agreement with respect to) any other financing with Acuitas Capital or its affiliates (any transaction described in clause (1) or (2), other than certain exempt issuances, a “Restricted Transaction”), and the exercise price of the Private Placement Warrant is greater than the lowest volume weighted average price of the Company’s common stock on any trading day during the five trading day period immediately following the public announcement of such Restricted Transaction, then the exercise price of the Private Placement Warrant will be reduced to the lowest volume weighted average price on any trading day during such five trading day period.

•	Adjustment for Dilutive Issuances. If the Company issues (or enters into any agreement to issue) any Shares or common stock equivalents, excluding certain exempt issuances, for a consideration per share less than the exercise price of the Private Placement Warrant in effect immediately prior to such issuance or deemed issuance, then the exercise price of the Private Placement Warrant will be reduced to an amount equal to the consideration per share at which the Company’s common stock or common stock equivalents were issued or deemed issued.

•	Adjustment to Number of Shares Issuable Upon Exercise. Simultaneously with any adjustment to the exercise price on or prior to the three and a half year anniversary of the date the Private Placement Warrant is exercisable, the number of Shares issuable upon exercise will be increased or decreased proportionally, such that the aggregate exercise price of the Private Placement Warrant, after taking into account the adjustment in the exercise price, will be equal to the aggregate exercise price before the adjustment in the exercise price.

Fundamental Transaction. In the event of a fundamental transaction, as described in the Private Placement Securities and which generally includes any reorganization, recapitalization or reclassification of the Company’s common stock, the sale, transfer or other disposition of all or substantially all of the Company’s properties or assets, the Company’s consolidation or merger with or into another person, the acquisition of more than 50% of the Company’s outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by the Company’s outstanding common stock, the holder of the Private Placement Securities will be entitled to receive upon exercise thereof the kind and amount of securities, cash or other property that the holder would have received had it exercised the Private Placement Securities immediately prior to such fundamental transaction. Additionally, as more fully described in the Private Placement Securities, in the event of certain fundamental transactions, the holder will be entitled to receive consideration in an amount equal to the Black Scholes Value (as defined in the Private Placement Securities) of the Private Placement Securities on the date of consummation of such transaction.

Surviving Note. Under the terms of the Fifth Amendment, the Surviving Note will mature on May 14, 2026, unless it becomes due and payable in full earlier. Subject to the effectiveness of the Stockholder Approval, the conversion price of the Surviving Note will be the lesser of (i) $2.40 per share, subject to adjustment for stock splits and the like, and (ii) the greater of (a) the consolidated closing bid price of the Company’s common stock on the trading day immediately prior to conversion and (b) $0.60 per share, subject to adjustment for stock splits and the like.

The Shares issued and that will be issued in respect of the Notes Conversion, the Conversion Warrant, the Shares issuable upon exercise of the Conversion Warrant, the Private Placement Securities, and the Shares issuable upon exercise of the Private Placement Securities, were issued and will be issued, as applicable, pursuant to the exemptions provided in Section 4(a)(2) under the Securities Act of 1933, as amended, and Rule 506(b) promulgated thereunder.

Stockholder Approval. As previously disclosed, under the terms of the Fifth Amendment, the Company was required to seek stockholder approval (the “Stockholder Approval”) in accordance with the rules of the Nasdaq Stock Market (the “Listing Rules”) of (A) the issuance of the Shares issuable upon exercise of the Private Placement Securities that, in the aggregate with the Shares issuable upon exercise of the warrants to purchase Shares sold in the Offering, are in excess of the maximum number of Shares permitted to be issued without such approval under the Listing Rules (which amount was 4,295,068, or 19.99% of the total number of Shares outstanding immediately following the Notes Conversion and immediately prior to the closing of the Offering and the Private Placement), (B) the amendment to the conversion price of the Surviving Note under the Fifth Amendment, (C) the elimination of the provision in the Keep Well Agreement that prohibited the issuance of Shares upon the conversion of any Keep Well Note or the exercise of any warrant issued under the Keep Well Agreement to the extent that, immediately after giving effect to the issuance of any such shares, Acuitas Capital and its affiliates would beneficially own Shares representing more than 90% of the total number of Shares outstanding as of the time of such issuance, and (D) any other terms of the Offering, the Private Placement and/or the Fifth Amendment that require approval of the Company’s stockholders under the Listing Rules, including the Notes Conversion Modifications and the Warrant Adjustment Provisions (collectively, the “Stockholder Approval Matters”).

On November 15, 2023, pursuant to the terms of the Support Agreement (as previously defined), Acuitas and Humanitario, which collectively owned a majority of the outstanding Shares as of that date, executed and delivered to the Company a written consent approving the Stockholder Approval Matters. According to the Company, the Company will file an information statement regarding the Stockholder Approval Matters with the SEC and mail an information statement to the holders of the Company’s common stock so the Stockholder Approval can become effective as soon as practicable. As of the date hereof, the Company has not filed such information statement with the SEC nor mailed it to the holders of the Company’s common stock.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

All percentages of Shares outstanding contained herein are based on 57,100,174 Shares deemed outstanding pursuant to Rule 13d-3(d)(1) (without giving effect to the effectiveness of the Stockholder Approval), calculated as the sum of:

(i)	27,563,898 Shares expected to be outstanding as of immediately following the closing of the Offering (which is inclusive of all 18,054,791 Shares issued to Humanitario on November 14, 2023 in respect of the Notes Conversion (without giving effect to the conversion or exercise of any other outstanding securities of the Company or to additional Shares to be issued following the Stockholder Approval in respect of the Notes Conversion), as described in more detail in Item 4 above), as disclosed by the Company in the Final Prospectus (Registration No. 333-273029) filed with the SEC on November 13, 2023;

(ii)

an aggregate of 25,091,830 Shares underlying the Keep Well Warrants issued to Acuitas (including the Conversion Warrant issued to Acuitas on November 14, 2023 upon the Notes Conversion), representing the sum of (1) 7,037,039 Shares underlying the Keep Well Warrants previously issued to Acuitas prior to the Notes Conversion and (2) 18,054,791 Shares underlying the Conversion Warrant prior to the Stockholder Approval pursuant to the Fifth Amendment (without giving effect to any increase in the number of Shares subject thereto following the Stockholder Approval), as described in more detail in Item 4 above;[1]

(iii)

2,222,223 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note prior to the Stockholder Approval (assuming a conversion price equal to $0.90 per share prior to the Stockholder Approval, and without giving effect to the reduction of the conversion price upon the effectiveness of the Stockholder Approval), as described in more detail in Item 4 above; and

(iv)	2,222,223 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note prior to the Stockholder Approval (assuming (1) a conversion price equal to $0.90 per share and (2) any accrued interest on the Surviving Note is paid in cash).

As of November 15, 2023, each of the Reporting Persons may be deemed to have beneficial ownership of 49,573,056 Shares, consisting of:

(i)	an aggregate of 20,036,780 Shares beneficially owned by the Reporting Persons as of November 15, 2023 immediately following the closing of the Private Placement, representing the sum of (1) 1,981,989 Shares beneficially owned by the Reporting Persons prior to the Private Placement and (2) 18,054,791 Shares issued to Humanitario on November 14, 2023 upon the Notes Conversion prior to the Stockholder Approval pursuant to the terms of the Fifth Amendment (without giving effect to the conversion or exercise of any other outstanding securities of the Company or to additional Shares to be issued following the Stockholder Approval in respect of the Notes Conversion), as described in more detail in Item 4 above;

1 Amendments 15 to 19 to the Statement incorrectly identified Acuitas Capital as the record holder of the outstanding Keep Well Warrants previously issued under the Keep Well Agreement. Acuitas is the record holder of such warrants.

(ii)

an aggregate of 25,091,830 Shares underlying the Keep Well Warrants issued to Acuitas (including the Conversion Warrant issued to Acuitas upon the Notes Conversion), representing the sum of (1) 7,037,039 Shares underlying the Keep Well Warrants previously issued to Acuitas prior to the Notes Conversion and (2) 18,054,791 Shares underlying the Conversion Warrant prior to the Stockholder Approval pursuant to the terms of the Fifth Amendment (without giving effect to any increase in the number of Shares subject thereto following the Stockholder Approval), as described in more detail in Item 4 above;

(iii)	2,222,223 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note prior to the Stockholder Approval (assuming a conversion price equal to $0.90 per share prior to the Stockholder Approval, and without giving effect to the reduction of the conversion price upon the effectiveness of the Stockholder Approval), as described in more detail in Item 4 above; and

(iv)	2,222,223 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note prior to the Stockholder Approval (assuming (1) a conversion price equal to $0.90 per share and (2) any accrued interest on the Surviving Note is paid in cash).

The Shares beneficially owned by the Reporting Persons represent approximately 86.82% of the total number of Shares outstanding as of November 15, 2023 (without giving effect to the effectiveness of the Stockholder Approval). Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 49,573,056 Shares with Mr. Peizer. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 49,573,056 Shares.

Assuming the effectiveness of the Stockholder Approval within 60 days hereof, the exercise of all of the outstanding Keep Well Warrants issued to Acuitas (including the Conversion Warrant issued to Acuitas upon the Notes Conversion), the exercise of all of the outstanding Private Placement Securities issued to Humanitario following the Stockholder Approval, and the conversion of the Surviving Note into Shares following the Stockholder Approval, in each case as further described below, each of the Reporting Persons would be deemed to have beneficial ownership of 124,850,067 Shares, consisting of:

(i)	an aggregate of 20,036,780 Shares beneficially owned by the Reporting Persons as of November 15, 2023 immediately following the closing of the Private Placement, representing the sum of (1) 1,981,989 Shares beneficially owned by the Reporting Persons prior to the Private Placement and (2) 18,054,791 Shares issued to Humanitario on November 14, 2023 upon the Notes Conversion prior to the Stockholder Approval pursuant to the terms of the Fifth Amendment (without giving effect to the conversion or exercise of any other outstanding securities of the Company or to additional Shares to be issued following the Stockholder Approval in respect of the Notes Conversion), as described in more detail in Item 4 above;

(ii)

an additional 9,027,395 Shares to be issued to Acuitas Capital (or its designee) following the Stockholder Approval (assuming the conversion price for the Keep Well Notes in the Notes Conversion will be reduced from $0.90 per share to $0.60 per share upon the effectiveness of the Stockholder Approval), as described in more detail in Item 4 above;

(iii)

an aggregate of 25,091,830 Shares underlying the Keep Well Warrants issued to Acuitas (including the Conversion Warrant issued to Acuitas upon the Notes Conversion), representing the sum of (1) 7,037,039 Shares underlying the Keep Well Warrants previously issued to Acuitas prior to the Notes Conversion and (2) 18,054,791 Shares underlying the Conversion Warrant prior to the Stockholder Approval pursuant to the terms of the Fifth Amendment (without giving effect to any increase in the number of Shares subject thereto following the Stockholder Approval), as described in more detail in Item 4 above;

(iv)	an additional 9,027,395 Shares to become subject to the Conversion Warrant following the Stockholder Approval (assuming the conversion price for the Keep Well Notes in the Notes Conversion will be reduced from $0.90 per share to $0.60 per share upon the effectiveness of the Stockholder Approval), as described in more detail in Item 4 above;

(v)

an aggregate of 54,999,999 Shares underlying the Private Placement Securities issued to Humanitario on November 14, 2023 in the Private Placement, representing the sum of (1) 18,333,333 Shares underlying the Private Placement Pre-Funded Warrant and (2) 36,666,666 Shares underlying the Private Placement Warrant, in each case, after giving effect to the exercisability thereof upon the effectiveness of the Stockholder Approval, as described in more detail in Item 4 above;

(vi)	3,333,334 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note following the Stockholder Approval (assuming (1) the conversion price for the Surviving Note will be reduced from $0.90 per share to $0.60 per share upon the effectiveness of the Stockholder Approval and (2) any accrued interest thereon is paid in cash), as described in more detail in Item 4 above; and

(vii)	3,333,334 Shares underlying the Keep Well Warrant issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note following the Stockholder Approval (assuming (1) a conversion price equal to $0.60 per share and (2) any accrued interest on the Surviving Note is paid in cash).”

 Item 5(c) of the Statement is hereby supplemented with the following:

“Except as described in this Statement, the Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

ITEM 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by adding the following:

“99.24	Letter Agreement, dated November 9, 2023, between Ontrak, Inc. and Acuitas Capital LLC

99.25	Pre-Funded Common Stock Purchase Warrant issued to Humanitario Capital LLC on November 14, 2023

99.26	Common Stock Purchase Warrant issued to Humanitario Capital LLC on November 14, 2023“

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2023

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer